Exhibit 23.1

Consent of Energy & Geoscience Institute

We consent to the use of Raser Technologies, Inc. (the “Company”) of our report related to the Thermo geothermal resource issued in March of 2008, and we consent to the use of all quotations, summaries or information derived from such report, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on Form S-8 (No. 33-123124), Form S-8 (No. 333-141495), Form S-8 (No. 333-158677), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884), Form S-3 (No. 333-151330) and Form S-3 (No. 333-155392), and any amendments thereto. We also consent to all references to us included or incorporated by reference in the foregoing registration statements or the Company’s periodic reports incorporated by reference therein.

Energy & Geoscience Institute

/s/ Raymond A. Levey
Name:	Raymond Levey
Title:	Director

May 22, 2009